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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **July 7, 2010**

INTERNATIONAL BARRIER TECHNOLOGY INC.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**000-20412**	**N/A**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 West Pender Street, #604	
Vancouver, British Columbia, Canada	**V6C 2T7**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **604-689-0188**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

- [ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
- [ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
- [ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
- [ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (02-08) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Item 7.01 FD Disclosure.
International Barrier Technology Inc. (TSXV: IBH), a developer, manufacturer, and marketer of proprietary fire-resistant building materials, announces that it has acquired from Pyrotite Corporation of Seattle all of Pyrotite's interest in its Integrally Treated Oriented Strand Board (IPOSB) technology.

Refer to Exhibit #99.1 for additional information.

Item 9.01 Financial Statements and Exhibits.
(d) Exhibits:

99.1 July 7, 2010 Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 7, 2010

International Barrier Technologies Inc.
(Registrant)

/s/ Michael Huddy
(Signature)
(Michael Huddy, President/CEO/Director)



International Barrier Technology Acquires All of Pyrotite Corporation's Interest in IPOSB Technology

Agreement Transfers Pyrotite's Rights Regarding Integrally Treated Oriented Strand Board to International Barrier Corporation

WATKINS, MN – July 7, 2010 – International Barrier Technology, Inc. (OTCBB: IBTGF; TSXV: IBH), a developer, manufacturer, and marketer of proprietary fire-resistant building materials, announces that it has acquired from Pyrotite Corporation of Seattle all of Pyrotite's interest in its Integrally Treated Oriented Strand Board (IPOSB) technology.

In 1994, the parties had entered into a technology purchase and sale agreement whereby, among other things, Pyrotite retained the rights to the IPOSB technology subject to the obligation to make certain revenue sharing payments to Barrier. The new agreement with Pyrotite terminates Pyrotite's rights with respect to the IPOSB technology and transfers them to the company.

IPOSB technology refers to the process of creating fire-resistant OSB panels by introducing the substances that create fire resistance (Pyrotite™) into the raw fiber mix during the OSB material blending process. In so doing, the fire resistive properties are distributed throughout the entire panel and not just located on the surface of the OSB panel. OSB panels produced in this manner are considered to be integrally treated OSB (IPOSB) panels.

Dr. Michael Huddy, President and CEO of International Barrier Technology, Inc., stated, "This acquisition represents a key step forward as we look to grow our business and refine our technology. The Company intends to leverage its existing relationships with OSB producers in order to assess interest in developing markets for this product as well as developing the manufacturing capability to produce it in an operational setting."

About International Barrier Technology, Inc.
International Barrier Technology Inc. (OTCBB: IBTGF; TSXV: IBH) develops, manufactures, and markets proprietary fire-resistant building materials branded as LP® FlameBlock™ Fire-Rated OSB Sheathing and Mule-Hide FR Deck Panel. Barrier's award-winning fire-resistant wood panels use a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water in the heat of fire. The panels exceed "model" building code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact.
Barrier's family of products provides customers a premium material choice meeting an increasingly challenging combination of requirements in residential and commercial building construction. For more information please visit www.intlbarrier.com.

Safe Harbor for Forward-Looking Statements
Certain statements included herein constitute forward-looking statements. The words "believe," "expect," "anticipate," "contemplate," "target," "plan," "intends," "continue," "may," "will" and similar expressions identify forward-looking statements. Statements in this press release other than purely historical information, including statements relating to the company's future plans and objectives or expected results, constitute forward-looking statements. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the company's periodic filings with securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. Forward looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the companies' business, including risks inherent in mineral exploration and development. The company does not assume the obligation to update any forward-looking statement. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements.

About The Investor Relations Group, Inc.
The Investor Relations Group, Inc. (IRG) offers a full-service corporate communications program designed to suit the many unique needs of Alternative Public Offering (APO) companies. The program utilizes a proprietary, targeted approach to reach institutional investors, analysts, and the media-at-large. For further information, please visit the company website at www.investorrelationsgroup.com.

Contact:

Melissa McElwee
Investor Relations Manager or
Michael D. Huddy
President, CEO
International Barrier Technology Inc.
1-866-735-3519
ir@intlbarrier.com

The Investor Relations Group
212-825-3210
Adam Holdsworth or Jason Strominger (Investor Relations)
Enrique Briz or Mike Graff (Public Relations)